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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                       UNITED ASSET MANAGEMENT CORPORATION
                            (Name of Subject Company)

                       UNITED ASSET MANAGEMENT CORPORATION
                        (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         ((Title of Class of Securities)
                                    909420101
                      (CUSIP Number of Class of Securities)

                             JOSEPH R. RAMRATH, Esq.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                       UNITED ASSET MANAGEMENT CORPORATION
                             ONE INTERNATIONAL PLACE
                           BOSTON, MASSACHUSETTS 02110
                                 (617) 330-8900
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                    On Behalf of the Person Filing Statement)

                                with a copy to:

                                ADAM O. EMMERICH
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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     On June 19, 2000, United Asset Management Corporation and Old Mutual plc
issued a joint press release containing the following text:

                FOR IMMEDIATE RELEASE

                 OLD MUTUAL PLC HAS REACHED AGREEMENT TO ACQUIRE
                      UNITED ASSET MANAGEMENT CORPORATION,
                    ONE OF THE LARGEST INVESTMENT MANAGEMENT
              ORGANISATIONS IN THE WORLD, FOR $25 PER SHARE IN CASH

   LONDON, ENGLAND AND BOSTON, MASSACHUSETTS--(BUSINESS WIRE)--June 19, 2000--Old Mutual plc (LSE: OML) and United Asset Management Corporation (NYSE:
UAM) today announced an agreement for Old Mutual to acquire United Asset Management for $25 per share in cash. The transaction values the equity of United Asset Management at approximately $1.46 billion. United Asset Management has net debt of $769 million which will be assumed or refinanced in the transaction.

   The agreement has been approved by the boards of directors of both companies and is expected to be completed by the end of this year.

   Old Mutual will effect the transaction through a tender offer, which will commence within thirty days, for all of the outstanding shares of United Asset Management common stock. Any shares not purchased in the tender offer will, following completion of the offer, be exchanged for cash in the amount of $25 per share in a merger by which United Asset Management will become a wholly-owned subsidiary of Old Mutual. The price to be paid in the offer and the merger is subject to downward adjustment in certain circumstances, including should United Asset Management's revenues from assets under management, excluding the effects of market movements, decline below a specified level prior to the consummation of the offer.

   Since its demutualisation and initial public offering in July 1999, Old Mutual's strategic focus has been on the expansion of its asset management businesses in Europe and the United States. In March 2000, Old Mutual completed the acquisition of Gerrard Group, a specialist banking, financial services and private-client stockbroking and wealth management business in the United Kingdom. United Asset Management will bring to Old Mutual a wide range of investment products and complementary investment styles. Overall, the acquisition of United Asset Management will increase Old Mutual's assets under management to approximately $275 billion.

   Commenting on the transaction, Mike Levett, Chairman and Chief Executive Officer of Old Mutual, said: "We believe this transaction has considerable benefits for both Old Mutual and the United Asset Management group of firms, their clients and professional staff. We expect there to be significant opportunities for cross selling and distribution of investment products into Old Mutual's client base. We believe this transaction will be a major step forward towards our aim of developing a focused and

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coordinated global asset management business. We anticipate that the transaction will be immediately accretive to Old Mutual's cash EPS."

   James F. Orr III, United Asset Management's President and Chief Executive Officer, said: "The transaction with Old Mutual is a win-win deal for United Asset Management's shareholders, affiliate firms and clients. We are very pleased to be able to deliver the value represented by the transaction with Old Mutual to our many long-term shareholders and to provide our affiliate firms with the opportunity to be a part of the dynamic Old Mutual group."

   Old Mutual has arranged financing for the transaction through Barclays Bank plc, Royal Bank of Scotland Group and Citibank/Schroders Salomon Smith Barney. Upon completion of the acquisition, Old Mutual expects its gearing ratio (total debt/total debt + shareholders' equity) to be less than 30%.

   Under the agreement, Old Mutual will file a tender offer statement and United Asset Management will file a solicitation/recommendation statement with the U.S. Securities and Exchange Commission (SEC) and these tender offer materials will be mailed to the shareholders of United Asset Management. Consummation of the tender offer will be subject to customary conditions, including acceptances by holders of a majority of United Asset Management's outstanding shares and receipt of regulatory and client approvals.

   Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement, when they become available, because they will contain important information. Investors and security holders may obtain, for free, copies of these statements, as well as copies of periodic reports and other information filed with the SEC by United Asset Management at the SEC's web site at www.sec.gov. The tender offer statement and related materials may be obtained by directing such requests to Old Mutual's Investor Relations Department. The solicitation/recommendation statement and other documents filed by United Asset Management may be obtained by visiting the United Asset Management web site at www.uam.com.

   Credit Suisse First Boston and Chase Securities Inc. acted as financial advisors, and Weil, Gotshal & Manges LLP acted as legal counsel, to Old Mutual. Goldman, Sachs & Co. acted as financial advisor, and Wachtell, Lipton, Rosen & Katz acted as legal counsel, to United Asset Management.

   Old Mutual plc is a United Kingdom-based financial services group with a substantial life assurance business in South Africa and other southern African countries and an integrated, international portfolio of activities in asset management, banking and general insurance.

   One of the largest independent investment management organisations in the world, United Asset Management Corporation provides a broad range of investment management services to institutions, mutual funds and high-net-worth investors. These

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services are offered through a diverse group of operating firms that managed over $188 billion on May 31, 2000 for clients throughout the United States, Canada and abroad. For the twelve months ended March 31, 2000, United Asset Management reported revenues of $904 million and EBITDA (earnings before interest, taxes, depreciation and amortisation) of $306 million.

   FORWARD-LOOKING STATEMENTS

   This press release contains "forward-looking statements." These statements include descriptions of United Asset Management's and Old Mutual's expectations about the acquisition, future earnings and other results of operations, operational plans, views of future industry or market conditions, and other statements that include words such as "may," "expects," "believes," and "intends," and that describe opinions about future events.

   Investors should not rely on these statements as though they were guarantees. These statements are current only when they are made. Neither United Asset Management's nor Old Mutual's management has any obligation to revise or update these statements based on future developments. Known and unknown risks, including those relating to the integration of United Asset Management by Old Mutual, may cause United Asset Management's and/or Old Mutual's actual results and performances to be materially different from those expressed or implied by these statements. Old Mutual is not subject to the periodic reporting requirements of the SEC. Some of the risks, uncertainties and other factors relating to United Asset Management are that: most of United Asset Management's revenues are based on the market value of managed assets and, therefore, will rise and fall with changes in the economy and financial markets; the investment management business is highly competitive; the investment management business is susceptible to internal shifts and frequently requires firms to adapt; and United Asset Management's affiliated firms depend significantly on key employees. These and other risk factors are identified and more thoroughly explained in Exhibit 99.1 to United Asset Management's Annual Report on Form 10-K filed on March 21, 2000 with the SEC.

CONTACTS:

OLD MUTUAL PLC:                            UNITED ASSET MANAGEMENT CORPORATION:

Eric Anstee, Finance Director              Juliana M. Coyle (Investors)
James Poole, Director, Investor Relations  Jonathan V. Hubbard (Media)
44 207 569 0100                            1 617 330 8900

College Hill - London                      www.uam.com
Mark Garraway                              -----------
Gareth David
44 207 457 2020

College Hill - Johannesburg

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Tony Friend
27 11 447 3030

www.oldmutual.com
-----------------

CREDIT SUISSE FIRST BOSTON                 GOLDMAN, SACHS & CO.

Andrew Gordon                              Milton Berlinski
Managing Director                          Managing Director
1 212 325 4114                             1 212 902 6896

Herman Hintzen
Managing Director
44 207 888 6566

Gary Howe
Vice President
1 212 325 4125

CHASE SECURITIES INC.

David Adler
Managing Director
1 212 270 3510

David Stawik
Vice President
1 212 270 6383

This announcement has been approved by Credit Suisse First Boston (Europe) Limited, which is regulated by the Securities and Futures Authority, solely for the purposes of section 57 Financial Services Act 1986. Credit Suisse First Boston (Europe) Limited is acting for Old Mutual plc in relation to the aforementioned transaction, is not acting for any other person and will not be responsible to any other person for affording the protections provided to clients of Credit Suisse First Boston (Europe) Limited or for providing advice in relation to the aforementioned transaction.

                       UNITED ASSET MANAGEMENT CORPORATION
                                   FACT SHEET

     o United Asset Management Corporation is listed on the New York Stock Exchange under the symbol UAM

     o Headquartered in Boston, with locations in 34 cities throughout the world and approximately 2,200 employees

     o    $188 billion in assets under management

          - $122 billion in institutional accounts, primarily in corporate and government accounts

          -     $47 billion in mutual funds

          -     $19 billion in private accounts

     o     60 no-load mutual funds

          -     46 no-load equity mutual funds

          -     4 no-load balanced mutual funds

          -     9 no-load fixed income and money market mutual funds

          -     1 no-load stable value mutual fund

     o     Diversified asset base across asset classes and geography

          -     63% Equity

          -     14% International securities

          -     12% U.S. bonds and cash

          -     7% Stable value

          -     4% Real estate


     o     Affiliates include (in alphabetical order):

      Acadian Asset Management, Inc.       Jacobs Asset Management
      Analytic Investors, Inc.             L&B Realty Advisors, Inc.
      Barrow, Hanley, Mewhinney &          Lincluden Management Limited
                                            Strauss, Inc.
      C.S. McKee & Company, Inc.           Murray Johnstone Limited
      Cambiar Investors, Inc.              Northern Capital Management, Inc.
      Campbell Group, Inc.                 NWQ Investment Management Company

      Chicago Asset Management Company     OSV Partners
      Clay Finlay Inc.                     Pacific Financial Research, Inc.
      Cooke & Bieler, Inc.                 Palladyne Asset Management B.V.
      Dewey Square Investors Corporation   Pell Rudman Trust Co., N.A.
      Dwight Asset Management Company      Pilgrim Baxter & Associates, Ltd.
      Expertise Asset Management           Provident Investment Counsel
      Fiduciary Management Associates,     Rice, Hall, James & Associates
       Inc.
      First Pacific Advisors, Inc.         Rogge Global Partners Plc.
      GSB Investment Management, Inc.      Sirach Capital Management, Inc.
      Heitman Financial                    Spectrum Asset Management, Inc.
      Hellman, Jordan Management Company,  Sterling Capital Management Company
       Inc.
      Integra Capital Management           Suffolk Capital Management, Inc.
       Corporation
      Investment Counselors of Maryland,   Thompson, Siegel & Walmsley, Inc.
       Inc.
      Investment Research Company          Thomson Horstmann & Bryant, Inc.
      J.R. Senecal & Associates            Tom Johnson Investment Management,
                                            Inc.